04017897

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR - 2 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-65894

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/21/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NYFIX CLEARING CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO. 103843

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 26th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony T. Portelli (212) 809-3542
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Anthony Portelli, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NYFIX Clearing Corporation (the "Company") as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Anthony Portelli 2/24/04

Signature Date

Anthony Portelli 2/24/04

Chief Financial Officer

Judy Rouse
Notary Public, State of New York
Registration #01RO6091745
Qualified in Queens County
Commission Expires 5-5-07

DATED 2-24-04

Notary Public

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

RECEIVED
MAR - 2 2004
158

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
NYFIX Clearing Corporation

We have audited the accompanying statement of financial condition of NYFIX Clearing Corporation (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of NYFIX Clearing Corporation as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2004

NYFIX CLEARING CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 8,851,008
CASH AND SECURITIES DEPOSITED WITH CLEARING ORGANIZATIONS OR SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS (securities at fair market value of $997,778)	1,197,778
SECURITIES BORROWED	1,466,100
RECEIVABLES:	
Brokers, dealers and clearing organizations	805,508
Customers	283,635
Affiliate	28,154
PROPERTY AND EQUIPMENT—Net	15,474
OTHER ASSETS	715
TOTAL ASSETS	$ 12,648,372

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities loaned	$ 1,385,400
Payables:	
Brokers and dealers	237,790
Customers	73,036
Affiliates	124,931
Accounts payable and accrued expenses	248,527
Total liabilities	2,069,684
STOCKHOLDER'S EQUITY:	
Common stock ($0.10 par value, 1,080,000 shares authorized, issued and outstanding)	10
Paid-in capital	10,799,990
Accumulated deficit	(221,312)
Total stockholder's equity	10,578,688
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 12,648,372

See notes to statement of financial condition.

NYFIX CLEARING CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. ORGANIZATION

NYFIX Clearing Corporation (the "Company") was incorporated on February 21, 2003. The Company is a registered broker-dealer with the Securities and Exchange Commission and was granted membership in the National Association of Securities Dealers, Inc. in August 2003. The Company is a wholly-owned subsidiary of NYFIX, Inc.("NYFIX"). In 2003, the Company's primary activities were clearing equity securities transactions for its two affiliated introducing broker-dealers, NYFIX Millennium LLC and NYFIX Transaction Services, Inc., on a fully-disclosed basis. In the future, the Company anticipates clearing equity securities transactions for non-affiliated broker-dealer clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions—Securities transactions are recorded on a settlement date basis.

Securities Lending Activities—Securities borrowed and securities loaned are recorded at the amount of cash collateral provided for securities borrowed transactions and received for securities loaned transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Property and Equipment—Property and equipment are recorded at cost and are depreciated over their estimated useful lives, which range from 2 to 7 years, on a straight-line basis.

Income Taxes—The Company is included in the consolidated federal income tax return filed by NYFIX. Federal and state income taxes are allocated to the Company based on the effective tax rate of NYFIX with the resulting tax expense or benefit recorded as a due to/due from NYFIX. The current and deferred portions of the income tax benefit included in the statement of operations are determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. At December 31, 2003, the Company recorded a receivable from NYFIX of $228,053 relating to the Company's allocation of the consolidated tax benefit from NYFIX.

Statement of Cash Flows—For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Assets including cash and cash equivalents, cash and securities deposited with clearing organizations or segregated under Federal and other regulations, securities borrowed and receivables are carried at cost which approximates fair value due to their short-term maturities. Similarly, the Company's short-term liabilities such as securities loaned and other payables are recorded at contracted amounts approximating fair value.

New Accounting Pronouncements—In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 46, which clarifies the application of Accounting Research Bulletin No.51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support form other parties ("variable interest entities"). Variable interest entities ("VIEs") are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among the parties involved. Under FIN 46, the primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIEs.

In October 2003, the FASB deferred the effective date of FIN 46 for arrangements with VIEs existing prior to February 1, 2003 to fiscal periods ending after December 31, 2003. In December 2003, the FASB issued a revision of FIN 46 ("FIN46R") to address certain technical corrections and implementation issues that have arisen. The adoption of the effective provisions and the adoption of the remaining provisions of FIN 46 and FIN 46R did not and are not expected to have a material impact on the Company's statement of financial condition.

In 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a nonpublic entity. For mandatorily redeemable financial instruments of a nonpublic entity, SFAS 150 is effective for existing or new contracts for fiscal periods beginning after December 15, 2003. The FASB also issued FASB Staff Position 150-3 which delayed the implementation of SFAS No. 150 indefinitely for nonpublic entities pending further Board action. However, SFAS No. 150 is still applicable for SEC reporting entities. The adoption of SFAS No. 150 is not expected to have a material impact on the Company's statement of financial condition.

3. COLLATERALIZED TRANSACTIONS

At December 31, 2003, the Company has pledged customer securities in securities lending transactions to other broker dealers. The fair value of the customer securities pledged in these transactions is $1,351,784. The Company also receives collateral under securities borrowed which it is allowed by contract or custom to sell or repledge. At December 31, 2003, the fair value of such collateral was $1,451,641.

4. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had regulatory net capital and minimum regulatory net capital requirements of $10,541,076 and $258,711, respectively. The Company's net capital ratio was .20 to 1 at December 31, 2003.

The Company performs the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (the Customer Reserve Formula).

5. RELATED PARTY TRANSACTIONS

Certain operating costs and capital expenditures are allocated and paid by or for affiliates of the Company. The affiliates include NYFIX, NYFIX USA, NYFIX Transaction Services, Inc. and NYFIX Millennium LLC. Such costs are being repaid to the affiliates or repaid by the affiliates. The statement of financial condition includes receivables from affiliates of $22,138 and payables to affiliates of $286,968, relating to these cost allocations. Certain professional fees are incurred by NYFIX that are not allocated to the Company.

In 2003, the Company began clearing trades on a fully-disclosed basis for NYFIX Millennium LLC and NYFIX Transaction Services, Inc., introducing broker-dealer affiliates of the Company. The statement of financial condition at December 31, 2003 includes receivables from affiliates of $6,015 and payables to affiliates of $66,016 relating to its clearing activities with affiliates.

Employees of the Company are eligible to participate in the NYFIX 401(k) plan upon meeting certain eligibility requirements.

Certain employees of the Company participate in the NYFIX stock option plan. Options awarded under this plan have been classified as non-compensatory under the criteria established in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.*

NYFIX has entered into several lease agreements for computer and office equipment and office space. The equipment and office space is used by the Company under the terms of a management agreement with NYFIX. The management agreement requires the Company to repay NYFIX for the amount of the lease payments on a month-to-month basis, based on a fixed percentage of actual expenses incurred by NYFIX.

6. PROPERTY AND EQUIPMENT

As of December 31, 2003, the Company's property and equipment is comprised of the following:

Software	$	8,440
Office computers		2,168
Data center equipment		6,355
Less accumulated depreciation and amortization		(1,489)
	$	15,474

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company settles customer securities transactions. This activity may expose the Company to off-balance sheet risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In the event customers and counterparties fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments, at unfavorable market prices, to satisfy those obligations. The Company mitigates the risk of customer non-performance by requiring introducing brokers to maintain cash deposits. The Company believes that the settlement of these transactions will not have a material effect on the Company's statement of financial condition.

Liabilities to brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amounts for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities in support of secured financing sources such as securities loaned. In the event that the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. At December 31, 2003, the market value of customer securities pledged under these secured financing transactions approximated the amounts due.

The Company may at times, because of processing errors, maintain equity securities on both a long and short basis. Both long and short positions may result in losses or gains to the Company as market value of securities fluctuate. Long and short positions are marked to market daily and are continuously monitored by the Company with the intent to liquidate the positions. The Company is engaged in various trading activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not anticipate nonperformance by the counterparties in the above situations.

The Company is a member of various U.S. exchanges that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2004

NYFIX Clearing Corporation
100 Wall Street, 26th Floor
New York, New York 10005

In planning and performing our audit of the financial statements of NYFIX Clearing Corporation (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP